FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about March 13, 2009

Item 3.	News Release

On March 13, 2009, Trans-Orient issued a press release relating to the material change report. The press release was distributed through CNW.

Item 4.	Summary of Material Change

On March 13, 2009, Trans-Orient Petroleum Ltd. announced that Mr. Alex Guidi has resigned as a Director of the Company.

Item 5.	Full Description of Material Change

On March 13, 2009, Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announced that Mr. Alex Guidi has resigned as a Director of the Company.

Forward-Looking Statements: This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of Trans-Orient is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

March 13, 2009